Julian Kleindorfer Direct Dial: +1.213.891.8371	355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

January 23, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert F. Telewicz Jr., Senior Staff Accountant

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File No. 033959-0006

Re:    MPG Office Trust, Inc.
          Form 10-K
          Filed on March 15, 2012
          File No. 001-31717

Ladies and Gentlemen:

On behalf of MPG Office Trust, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), pursuant to the letter dated December 19, 2012 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2011. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the Form 10-K, except as otherwise noted below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 2. Properties
Historical Percentage Leased and Rentals Rates, page 27

1.
In future Exchange Act periodic reports, for purposes of this table please present your effective annual rent including the impact of rent abatements or rent credits as amortized over term of lease. Alternatively, please disclose that using effective rent instead of the figure currently presented would not materially impact the figure or the period to period trend.

         January 23, 2013

Response: The Company has reviewed its annual rent disclosure and intends to revise it in future Exchange Act periodic reports to present the annualized monthly contractual rent under existing leases as of the reporting date, before deduction of any rent abatements. The total rent abatements will be presented in a footnote as follows:
“Annualized rent represents the annualized monthly contractual rent under existing leases as of the date indicated. This amount reflects total base rent before any rent abatements as of the date indicated and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a fully gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent. Total abatements for leases in effect as of [period end date] for the twelve months ending [period end date plus twelve months] are approximately $x million, or $0.xx per square foot.”
Lease Expirations, page 33

2.
We note your extensive disclosure regarding lease expirations and tenant improvements and leasing commissions. In future Exchange Act periodic reports, please include a summary of leasing activity in the reporting period. The summary should provide a roll forward of space leased at the start of the period, expirations, new leases and renewals during the reporting period, and the space leased at the end of the period. The summary should also provide rent rate trend information on the relationship between rents on expiring leases and new and renewed leases. In addition, with respect to leases expiring in the next 12 months, please discuss in the MD&A section any known trends regarding the relationship between contractual rents on these expiring leases and market rents.

Response: In future Exchange Act periodic reports, the Company agrees to include a summary of leasing activities during the reporting period that provides a roll forward of space leased at the beginning of the period (as adjusted for properties disposed of during the period, if any); expirations, new leases and renewals during the period; and space leased at the end of the period. In addition, the Company will provide data regarding the difference between expiring rents and new or renewal rents for the same space on a cash and GAAP basis. We refer the Staff to our disclosure on page 47 of our Annual Report on Form 10-K for the year ended December 31, 2011 for a qualitative disclosure of known rental rate trends and the difference between market rates as of the end of the reporting period and our in-place rents. The Company intends to continue to provide qualitative information of this sort in the MD&A section of our future Exchange Act periodic reports.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
Actual and Potential Sources of Liquidity, page 45

3.	In future Exchange Act periodic reports, please expand the disclosure to address anticipated state and federal tax obligations.
Response: In future Exchange Act periodic reports, the Company agrees to expand its disclosure to address anticipated payments of federal and state tax obligations, if any, as a potential liquidity use.

         January 23, 2013

Indebtedness
Operating Partnership Contingent Obligations, page 60

4.
We note that you have reached agreement with certain of your special servicers that release you from respective claims potentially arising from foreclosure proceedings. Please confirm to us that you will update your disclosure in this section in future Exchange Act periodic reports to discuss any material continuing liabilities arising therefrom, such as deficiency judgments.

Response: During the fiscal year ended December 31, 2012, the Company disposed of the following properties through foreclosure proceedings: 700 North Central, 801 North Brand, Stadium Towers Plaza, Glendale Center, 500 Orange Tower, Two California Plaza and 3800 Chapman. In each case, the Company has reported (or in the case of Two California Plaza and 3800 Chapman, will report) in its Exchange Act periodic reports that it had received a general release of claims under the loan documents from the special servicer of the underlying loans. In our Annual Report on Form 10-K for the year ended December 31, 2012, the Company will clarify that there are no material continuing liabilities related to the disposed properties.
Critical Accounting Policies, page 72
Impairment Evaluation, page 72

5.
Based on your disclosure, it appears that certain assets could have been impaired if different assumptions were used. In future filings, please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. Please provide us an example of your proposed disclosure.

Response: In future Exchange Act periodic reports, the Company will provide the following qualitative and quantitative description of the material assumptions used in evaluating impairment and a sensitivity analysis of those assumptions:
“A change in those holding periods and/or a change in the probability weighting could result in a future impairment. As an example of the sensitivity of these estimates, if the holding period and probability weighting of assets that were being evaluated for Step Two impairment as of December 31, 2012 were changed, the impairment charge that would have been recorded ranged from approximately $x million (using a 100% probability weighting of a 10-year hold period) to approximately $x million (using a 100% probability weighting of a short-term hold period), with all other factors being held constant.”
The Company believes that it is unlikely that the Company will record a material Step 2 impairment charge during the fiscal year ended December 31, 2012 and beyond and as a result, the Company does not intend to list Impairment Evaluation as a Critical Accounting Policy in future Annual Reports on Form 10‑K.

         January 23, 2013

Non-GAAP Supplemental Measure, page 75

6.
Please advise us whether you consider same store NOI and/or same store cash NOI key performance indicators. If so, please revise your disclosure in future Exchange Act periodic reports to discuss how you define these measures and, to the extent material, explain management’s determinations to exclude certain properties from the same store portfolio.

Response: The Company does not consider Same Store NOI and/or Same Store cash NOI as key performance indicators. As discussed in our July 19, 2010 response to comment no. 2 in the Staff’s comment letter to the Company dated June 17, 2010, the Company presented this information to highlight for investors and users of our consolidated financial statements the operating results of our on-going business, exclusive of the operating results of properties to be disposed other than by sale, which could not be presented as discontinued operations under GAAP until the disposition was complete (as per ASC 360-10-45-15). As of December 31, 2012, the disposition of all properties to be disposed of other than by sale has been completed. In accordance with GAAP, the results of operations of the disposed properties have been reclassified to discontinued operations for all periods presented. Since the results of operations of our Total Portfolio now exclude the disposed properties for all periods presented (such that the Same Store data is not meaningfully different than the Total Portfolio data), the Company will no longer be reporting Same Store NOI and/or Same Store cash NOI in its future Exchange Act periodic reports.
Financial Statements
Notes to Consolidated Financial Statements, page 87
Note 8 - Share-Based Payments, page 117

7.
We note that certain members of your senior management terminated their employment, which resulted in accelerated vesting of their restricted stock units during 2010 and 2009. Please tell us how you calculated the service period for these share based payments as well as any other share based payments with similar accelerated vesting terms. Please reference ASC 718-10 in your response.

Response: The Company’s equity awards contain service conditions that are required for vesting. Per ASC 718-10-55-68, an employee’s share-based payment award becomes vested at the date that the employee’s right to receive or retain equity shares, other equity instruments, or cash under the award is no longer contingent on satisfaction of either a performance or a service condition. Any unrecognized compensation cost shall be recognized when an award becomes vested. When a share-based payment award recipient’s employment with the Company is terminated and the nature of the termination triggers an acceleration of vesting per the terms of the award agreement, any unamortized compensation cost is recorded immediately in the consolidated financial statements in the period during which the termination occurs.

         January 23, 2013

Item 15. Exhibits and Financial Statement Schedules, page 193

8.
It appears that the respective schedules and/or exhibits for your loan agreements filed as exhibits 10.32, 10.33, 10.34, 10.39 and 10.40 were not included when you filed the agreements originally. Please file the noted agreements, complete with the schedules or exhibits, in accordance with Item 601(b)(10) of Regulation S-K or tell us why such agreements are no longer material.

Response: The Company intends to file Exhibits 10.32 (the Wells Fargo Tower loan agreement), 10.34 (the Gas Company Tower loan agreement), 10.39 (the KPMG Tower loan agreement) and 10.40 (the 777 Tower loan agreement) with the schedules and/or exhibits described in the Table of Contents of the respective loan agreements as part of our Annual Report on Form 10-K for the year ended December 31, 2012. The Company will not be filing Exhibit 10.33 (the Two California Plaza loan agreement) as this property was disposed of on October 1, 2012. We received a general release of claims under the loan documents from the special servicer of the Two California Plaza loan, and there are no material continuing liabilities under the loan documents. The Company intends to submit a request for confidential treatment for certain schedules and/or exhibits that contain proprietary information, such as rent rolls, leasing guidelines, and unfunded tenant allowances/obligations.
___________________________

In accordance with Rule 101(a)(3) of Regulation S-T, we have electronically transmitted this letter on behalf of the Company under the label “corresp.” Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-9763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ JULIAN KLEINDORFER
Julian Kleindorfer of LATHAM & WATKINS LLP

cc:          David L. Weinstein, MPG Office Trust, Inc.
               Jeanne M. Lazar, MPG Office Trust, Inc.
               Christopher M. Norton, MPG Office Trust, Inc.

January 23, 2013
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert F. Telewicz Jr., Senior Staff Accountant

Re:       MPG Office Trust, Inc.
Form 10-K
Filed on March 15, 2012
File No. 001-31717

Ladies and Gentlemen:
In response to your letter dated December 19, 2012 in connection with the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on the Form 10-K of MPG Office Trust, Inc. (the “Company”) for the year ended December 31, 2011, the Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ JEANNE M. LAZAR
Jeanne M. Lazar Chief Accounting Officer

cc:           David L. Weinstein
               Christopher M. Norton
               Julian Kleindorfer, Latham & Watkins LLP